SilverCrest Reports Q1 2021 Financial Results and Update

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - May 12, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's unaudited financial results for the three months ended March 31, 2021, and an update on construction and exploration activities at the Company's Las Chispas Project ("Las Chispas") located in Sonora, Mexico. The unaudited condensed consolidated interim financial statements and management's discussion and analysis for the three months ended March 31, 2021 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com. All amounts herein are presented in United States Dollars, unless otherwise stated.

Highlights - Q1 2021 and Subsequent Events

  On February 2, 2021, the Company announced positive results from a feasibility study (the "Feasibility Study") for the Las Chispas Project. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report"). The Technical Report was prepared by Ausenco Engineering Canada Inc. and its affiliate (together as "Ausenco") with the assistance of several other independent engineering companies and consultants.

  The Company estimates that the initial capital cost (estimated at $137.7 million) and construction schedule (from January 1, 2021 to end of construction projected to be in H1, 2022) outlined in the Feasibility Study for the Las Chispas Project, remain valid.

  Overall, the Project is on schedule and on budget. As of March 31, 2021, the construction progress estimate was 14.3% (Q1 2021 target of 10.9%) and aggregate construction costs of $27.7 million (or 20.1% of $137.7 million) were recorded under mineral property, plant and equipment. These costs include certain payment advances to vendors for which the related construction at Las Chispas may not have been completed as of March 31, 2021. Construction activities included; mobilization of the Ausenco Team on-site, concrete work on foundations, completion of mechanically stabilized earth ("MSE") wall for crusher installation, procurement of major long lead equipment, underground development progress,  and improvement of underground ventilation.

  During Q1, 2021, the Company completed 33,382 metres of in-fill and expansion drilling, and 2.0 kilometres of underground decline development including in-vein drifting. The Company also stockpiled an additional estimated 18,000 tonnes of mineralized material at grades estimated to be in-line with the Las Chispas Feasibility Study Mineral Reserve Estimate.

  On February 22, 2021, the Company, using its base shelf prospectus previously filed on June 9, 2020, completed a bought deal prospectus offering of a total of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million.

  As at April 30, 2021, SilverCrest is well funded with cash and cash equivalents of $218.0 million and $90.0 million available under a Credit Facility.

COVID-19 Update

The Company continues to adjust to the unprecedented COVID-19 conditions. In May 2020, the Company installed a fully confined temporary camp with a capacity for 160 essential persons to continue its exploration, underground development, and construction of early works with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols are enforced. As of March 31, 2021, the Company incurred approximately $5.9 million of cumulative expenditures related to COVID-19, the majority of which were for the construction and operation of the new fully confined camp at Las Chispas and for providing assistance with medical needs in the local communities. During Q1, 2021, the Company completed Phase 1 (320 rooms) construction of the new 520 single occupancy room camp and expects the construction to be completed in Q2, 2021.

Las Chispas

During Q1, 2021, the Company completed 33,382 metres of drilling. As of March 31, 2021, the Company had drilled an estimated cumulative 508,213 metres (1,891 drill holes) since inception of the Las Chispas Project.

During Q1, 2021, the Company completed approximately 2.0 kilometres of underground decline and lateral drifting, including 717 metres of in-vein drifting, and stockpiled an additional estimated 18,000 tonnes of mineralized material at grades estimated to be in-line with the Las Chispas Feasibility Study Mineral Reserve Estimate. By the end of March, 2021, cumulatively, the Company had completed approximately 10.9 kilometres of underground workings, including 2.1 kilometres of in-vein drifting.

For 2021, the Company has budgeted to incur approximately $113.7 million of the estimated initial capital costs of $137.7 million (see Technical Report). Overall, the Las Chispas Project construction is on schedule and on budget. During Q1, 2021, the construction progress estimate was 14.3% (compared to Q1, 2021 target of 10.9%) and aggregate construction costs of $27.7 million (or 20.1% of $137.7 millions) were recorded under mineral property, plant and equipment. The Company's Q1, 2021 progress on its 2021 planned construction and development activities are as follows:

2021 Planned construction	Q1 Progress
Completion of detailed engineering;	Detailed engineering has been progressing well and is expected to be substantially completed during Q2, 2021.
Advancing process plant construction;

Mobilized Ausenco team on-site, awarded the majority of procurement orders, substantially completed earthworks, and initiated concrete work in the grinding, leaching and counter-current decantation ("CCD") areas.

Start of construction of electrical grid powerline;	Completed the right-of-way contracts, signed contract with Comisión Federal de Electricidad ("CFE") and presented detailed engineering to CFE.
Upgrade of main access road and bridge construction;	Initiated work on both the access road and the bridge.
An additional 6,800 metres of underground development;	Completed 1,298 metres of waste development and 717 metres of in-vein drifting.
Underground infrastructure work and stockpile growth; and	Progressed planning on underground infrastructure, installed twin surface ventilation fans in the Babi Main area and stockpiled additional mineralized material.
Commencement of tailings facility construction.	Finalized contract and commenced detailed engineering.

Las Chispas Expenditures

During Q1, 2021, the Company recorded $12.1 million under mineral properties for the Las Chispas Project, which primarily consisted of:

  decline construction and underground working of $5.2 million;
  drilling expenses of $2.8 million;
  salaries and remuneration of $1.0 million; and
  field and administrative costs of $1.8 million.

The Company also recorded additions, during Q1, 2021, of $21.1 million for cumulative expenditures of $50.0 million under construction in progress related to the Las Chispas Project.

El Picacho

The Company completed 18,237 metres of drilling at Picacho during Q1, 2021 and incurred a total of $2.0 million for the Picacho property under exploration and evaluation expenditures. As of March 31, 2021, the Company had drilled an estimated cumulative 24,059 metres (84 drill holes) since acquiring the Picacho property in 2020.

Financial Results

At March 31, 2021, the Company held $226.0 million as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2020 to March 31, 2021 include $131.2 million generated by financing activities net of associated costs, including the completion of a bought deal prospectus offering on February 22, 2021, for $138.1 million and the exercise of stock options. These cash inflows were offset by $30.8 million paid towards mineral property, plant, and equipment. Furthermore, the cash inflows were also offset by $11.7 million paid on the Company's operating activities, which was primarily made up of $2.0 million incurred on the exploration program at Picacho, $3.2 million paid on accounts payable and accrued liabilities and $3.1 million paid on net value-added taxes.

During the three months ended March 31, 2021, comprehensive loss was $12.7 million (Q1, 2020 - $12.4 million).

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration programs at the Las Chispas Project and the Picacho Property and the start up of production at the Las Chispas Mine by mid-2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1